UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2010

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [  ]

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Newcastle Resources Ltd. (the “Company”)
Suite 605 – 475 Howe Street
Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

April 1, 2010

Item 3.	News Release

News Release dated April 7, 2010 was disseminated via Stockwatch and Market News on April 7, 2010.

Item 4.	Summary of Material Change

The Company announced that it has terminated the option and purchase agreement dated April 14, 2009 with Premier Gold Mines Limited (“Premier”).  In consideration for the termination, Premier has agreed to issue to the Company 20,000 common shares, pay for any environmental clean-up or remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared on behalf of Premier.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See attached Schedule “A”.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Brent Petterson
Chief Financial Officer and Director
604.684.4312

Item 9.	Date of Report

April 7, 2010.

Schedule “A”

LENNIE PROPERTY OPTION TERMINATED

FOR IMMEDIATE RELEASE:

Newcastle Resources Ltd. (OTCBB: NCSLF) announces that Premier Gold Mines Limited (“Premier”) has terminated the April 14, 2009 property option agreement made between the Company and Premier on the Lennie property.  In consideration for the termination, Premier has agreed to issue to the Company 20,000 common shares, pay for any environmental clean-up or remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared on behalf of Premier.  Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie property in 2009.

For further information, please contact:

Brent Petterson, CFO               Phone: 604-684-4312                      Fax: 604-608-4740

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer and Director
Date:  April 8, 2010